Corporate Office

6717 Pointe Inverness Way, Suite 200

Fort Wayne, Indiana 46804

(260) 459-3553

(260) 969-3587 fax

www.steeldynamics.com

January 5, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 7010

Washington, D.C.  20549-7010

Attention: Mr. Dale Welcome, Staff Accountant

RE    Staff Comments Regarding Steel Dynamics, Inc.’s Form 10-K for the year ended December 31, 2007; Forms 10-Q for the periods ended March 31, 2008, June 30, 2008, and September 30, 2008; and Definitive Proxy Statement on Schedule 14A filed April 3, 2008.

SEC File No. 000-21719

Dear Mr. Welcome:

On behalf of the Registrant, Steel Dynamics, Inc., I am pleased to provide the following responses to the comments of the Staff of the Securities and Exchange Commission, in the letter dated December 19, 2009 (the “Comment Letter”), with respect to our filings on Form 10-K, Forms 10-Q and our Definitive Proxy Statement.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.  All page numbers refer to the page numbers contained in the referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Employees, page 23

1.     In future filings, please disclose the expiration dates of your collective bargaining agreements.

The Registrant agrees. In future filings on Form 10-K, Registrant will expand its discussions regarding its existing collective bargaining agreements to include expiration dates.

Item 7.  Management’s Discussion and Analysis…, page 37

Critical Accounting Policies and Estimates, page 48

Goodwill and Other Indefinite-Lived Intangible Assets, page 49

2.     With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your goodwill impairment policy.  In this regard, please confirm to us that you utilize the two-step aspect to recognizing goodwill impairment and that you consider the notion of implied fair value in the second step.  Reference paragraphs 19-21 of SFAS 142.

The Registrant confirms that it follows the methodology for evaluating goodwill impairment described in paragraphs 19-21 of SFAS 142, “Goodwill and Other Intangible Assets (as amended)”.  In future filings on Form 10-K the Registrant plans to expand its disclosure concerning the use of the two-step process of testing, substantially as follows:

Goodwill and Other Indefinite-Lived Intangible Assets.  At least once annually or when indicators of impairment exist, we perform an impairment test for goodwill and other indefinite-lived intangible assets as required by FASB Statement No. 142, Goodwill and Other Intangible Assets (as amended).

Goodwill is allocated to various reporting units, which are generally one level below our operating segments.  We utilize a two-stepped approach to measuring goodwill impairment.  The first step of the test determines if there is potential goodwill impairment.  In this step we compare the fair value of the reporting unit to its carrying amount (which includes goodwill).  The fair value of the reporting unit is determined by using an estimate of future cash flows and a risk-adjusted discount rate to compute a net present value of future cash flows.   If the carrying amount exceeds the fair value, we perform the second step of the test, which measures the amount of impairment loss to be recorded, if any.  In the second step, we compare the carrying amount of the goodwill to the net fair value of the recognized and unrecognized assets and liabilities of the reporting unit.  If the implied fair value is less than the carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than its carrying value.

Our other Indefinite-lived intangible assets are related to trademarks acquired through various business combinations as follows, as of September 30, 2008 (in thousands):

The Techs	$81,800
OmniSource Corporation	108,000
Recycle South, LLC	46,500
$236,300

We test indefinite-lived intangible assets for impairment through the comparison of the fair value of the specific intangible asset with its carrying amount.  The fair value of the intangible asset is determined by using an estimate of future cash flows attributable to the asset and a risk-adjusted discount rate to compute a net present value of future cash flows.  If the fair value is less than the carrying value, an impairment loss is recorded in an amount equal to the excess in carrying value.

3.     With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your identifiable intangible assets with indefinite useful lives.  In this regard, please confirm to us that you assess these assets individually without regard to the reporting unit.  Reference paragraphs 14 and 17 of SFAS 142.

The Registrant confirms that it follows the methodology for evaluating indefinite-lived intangible assets as described in paragraphs 14 and 17 of SFAS 142, “Goodwill and Other Intangible Assets (as amended)”.  In future filings on Form 10-K the Registrant plans to expand its disclosure concerning the composition of these assets and the assessment for impairment of these assets on an individual versus reporting unit basis, substantially as indicated in Registrant’s response to question two of the Comment Letter above.

Item 15.  Exhibits and Financial Statements Schedules, page 94

4.     Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain exceptions.  See Item 10(d) of Regulation S-K.  We note that the documents you incorporate by reference into the Form 10-K in Exhibits 10.19 and 10.40 have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d).  In future filings, please revise accordingly.

The Registrant confirms that Exhibits 10.19 and 10.40 as listed in its December 31, 2007 Form 10-K do not satisfy the exceptions as listed in Item 10(d) of Regulation S-K.  Registrant will revise accordingly in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 2.  Management’s Discussion and Analysis…, page 14

5.     Please revise future filings to address the following items:

•      Provide a discussion of the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

•      Quantify the impact that your significant acquisitions have had on your revenues and operating results.

•      We note your discussion of changes in selling prices, shipments and raw materials costs.  Please revise to quantify how such changes have impacted your revenue and / or operating results on a consolidated and segmental basis where practicable.

The Registrant will revise future filings to include the relevant data requested above in its discussions concerning its operations, financial position and liquidity outlook.  The Registrant will more fully discuss the impact of recent significant acquisitions on its consolidated and segmental revenues and operating results and discuss the impact of changes in selling prices, shipments and manufacturing costs, where pertinent and practicable.

Liquidity and Capital Resources, page 19

Capital Resources and Long-Term Debt, page 19

6.     Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of any significant covenants within your debt agreements.  Please review future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of such reporting date.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

In future filings the Registrant plans to expand its disclosure concerning availability of funds and specifically, significant covenants that could impact Registrant’s access to those funds.  In addition, Registrant will provide the methodology and the actual results for the three financial covenants governing its senior secured credit agreement.

Item 4.  Controls and Procedures, page 21

(a)  Evaluation of Disclosure Controls and Procedures, page 21

7.     We note your disclosure that your certifying officers concluded that your “disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported to our management, including our principal financial officers, as appropriate to allow timely decisions regarding required disclosures.”  This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.   As described, however, the evaluation does not fully conform to the definition in those rules.  Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.  Please confirm this to us and revise accordingly in future filings.  Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.  This comment also applies to your Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008.

The Registrant confirms that its disclosure controls and procedures were effective during 2008 to ensure that information was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that information was accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.   In future filings, Registrant will state that its certifying officers concluded on the applicable dates that its disclosure controls and procedures were effective.

Definitive Proxy Statement on Schedule 14A filed April 3, 2008

Other Compensation, page 40

Profit Sharing and Retirement Savings Plan, page 40

8.     In future filings, please explain how this plan fits into your overall compensation objectives.

In future filings the Registrant will provide further disclosure concerning how its Profit Sharing and Retirement Savings Plan (the “Plan”) fits into its compensation philosophy and objectives.  More specifically, the Registrant will reference how the Plan relates to at least two of its core compensation philosophies:  (1) When the Registrant’s employees drive pre-tax profitability for the Registrant and to its shareholders, the employees should share in this success and (2) The recognition of the central role that teamwork plays in the achievement of consistent superlative company performance.

9.     In future filings, please explain how amounts are allocated under the plan.  Please also disclose in future filings the amounts allocated to the other named executive officers.  In this regard, we note that these specific amounts are not itemized in the footnote to column (g) of the summary compensation table on page 42.

In future filings the Registrant will explain how amounts under the Plan are allocated based on an employee’s total annual compensation, including bonuses.   An employee is eligible to participate in the Plan if the employee completes at least 1,000 hours of service during the Plan year. The Plan funds are allocated by the ratio that an employee’s individual annual compensation bears to the total annual compensation of all Plan participants for the year.  Under federal tax laws, which are adjusted from time to time by the Internal Revenue Service, there is a cap for each participant’s total annual compensation for allocation purposes.

10.  In future filings, please provide a narrative description to the director compensation table.  See Item 402(k)(3) of Regulation S-K.

In future filings the Registrant will provide a narrative description to the director compensation table as described in Item 402(k)(3) of Regulation S-K.  With respect to the table in Registrant’s April 3, 2008 Definitive Proxy Statement, be advised of the following:

•      All non-employee directors are compensated within the same framework, which is determined by the Compensation Committee;

•      All non-employee directors receive an annual cash retainer of $40,000 and an annual restricted stock award valued at $70,000 on the date of award, which must be held for a period of twelve months from the date of award;

•      All non-employee directors receive $3,000 per attended board of directors meeting and $1,500 per attended committee meeting; and,

•      All non-employee directors are required to attend at least 75% of all board of director and respective committee meetings.

In addition, Registrant acknowledges the following:

•   Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your prompt attention to this response.  If you, or any other member, of the Staff has any further questions or comments concerning these responses, please telephone the undersigned at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

Theresa E. Wagler
Chief Financial Officer